                                                                  EXHIBIT 99.2

                FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2002


                                                                            PAGE
1        Financial Statements (Unaudited)

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in New Zealand (NZ GAAP) and are presented in US DOLLARS.

         Condensed Consolidated Statements of Financial Performance
         for the Three and Six Months Ended September 30, 2002 and
         2001 and the Fiscal Year Ended March 31, 2002.                      2

         Condensed Consolidated Statements of Financial Position as
         of September 30, 2002 and 2001, and March 31, 2002.                 4

         Condensed Consolidated Statements of Movements in Equity for
         the Six Months Ended September 30, 2002 and 2001, and the
         Fiscal Year Ended March 31, 2002.                                   5

         Condensed Consolidated Statements of Cash Flows for the Six
         Months Ended September 30, 2002 and 2001, and the Fiscal Year
         Ended March 31, 2002.                                               6

         Notes to Condensed Consolidated Financial Statements.               7

2        Management's Discussion and Analysis of Financial Position
         and Financial Performance of Continuing Operations.                 15

3        Quantitative and Qualitative Disclosures About Market Risk.         18

                          FORWARD-LOOKING STATEMENTS

The statements contained in this Quarterly Report, including without limitation those contained in "Management's Discussion and Analysis of Financial Position and Financial Performance of Continuing Operations," relating to financial projections, plans and objectives of management, future economic performance and other future events, are "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements involve known and unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

- the Company's results may be adversely affected by foreign currency fluctuations because its revenues, costs and liabilities are denominated in multiple currencies;

- the Company competes against substantially larger, more well established companies and the markets for its products are highly competitive;

- a change in technology relating to the Company's products may result in some of its products being obsolete, could cause it to incur substantial costs to implement new technologies, or could cause it to lose customers if its competitors implement new technologies before it does;

- the Company has experienced some variation in its financial results in the past and expects its future financial results may also fluctuate;

- the Company's success depends in part on its proprietary technologies and if it is unable to successfully enforce its intellectual property rights, its competitive position may be harmed;

- if the Company infringes the patents or proprietary rights of other parties it may incur significant costs and its business may be harmed;

- the Company's continued success depends on the ability of patients to be reimbursed by third-party payors;

- a product recall may have a material adverse effect on the Company's business; and

- the international scope of the Company's operations exposes it to operational, political and other business risks that may harm its business.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee its future results or performance. The Company does not undertake to publicly update or revise any forward-looking statements.

1. FINANCIAL STATEMENTS

                FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

     Unaudited Condensed Consolidated Statements of Financial Performance

             (in thousands of US Dollars, except per share data)


                                                            Three Months                        Six Months              Fiscal Year
                                                               Ended                               Ended                   Ended
                                                           September 30,                       September 30,             March 31,
                                                   ------------------------------   ------------------------------     ------------
Continuing Operations                                  2002              2001           2002              2001              2002
---------------------                              ------------      ------------   ------------      ------------     ------------
   Operating revenue...........................    $     23,722      $     20,434   $     47,320      $     42,090     $     89,250
   Cost of sales...............................           7,785             5,809         15,189            11,692           27,371
                                                   ------------      ------------   ------------      ------------     ------------
   Gross profit................................          15,937            14,625         32,131            30,398           61,879
   Operating expenses:
   Selling, general and administrative
     expenses..................................           6,443             5,965         12,797            11,642           23,547
   Research and development
     expenses..................................           1,428             1,051          2,645             2,075            4,269
                                                   ------------      ------------   ------------      ------------     ------------
   Total operating expenses....................           7,871             7,016         15,442            13,717           27,816
                                                   ------------      ------------   ------------      ------------     ------------
   Operating profit............................           8,066             7,609         16,689            16,681           34,063
   Other income (expenses), net:
   Interest income (expense), net..............             411              (186)           852              (388)            (111)
   Foreign currency exchange profit (loss)
     (1).......................................          (5,734)             (128)         6,391               963            6,870
   Other expenses (note 6).....................               -                 -              -                 -             (454)
                                                   ------------      ------------   ------------      ------------     ------------
   Total other income (expenses),
     net.......................................          (5,323)             (314)         7,243               575            6,305
                                                   ------------      ------------   ------------      ------------     ------------
   Profit from continuing operations before
     taxation..................................           2,743             7,295         23,932            17,256           40,368
   Taxation....................................          (1,021)           (2,415)        (8,107)           (5,708)         (13,554)
                                                   ------------      ------------   ------------      ------------     ------------
   Profit from continuing operations after
     taxation..................................    $      1,722      $      4,880   $     15,825      $     11,548     $     26,814
                                                   ============      ============   ============      ============     ============
   Basic earnings from continuing operations
     per share.................................    $       0.02      $       0.04   $       0.15      $       0.10     $       0.24
   Diluted earnings from continuing
     operations per share......................    $       0.02      $       0.04   $       0.15      $       0.10     $       0.24
   Weighted average basic shares
     outstanding...............................     102,359,335       118,111,137    102,353,221       118,111,137      111,537,416
   Weighted average diluted shares
     outstanding...............................     103,880,168       118,111,137    103,874,888       118,111,137      112,173,791
   Basic earnings from continuing operations
     per ADS (2)...............................    $       0.07      $       0.17   $       0.62      $       0.39     $       0.96
   Diluted earnings from continuing
     operations per ADS (2)....................    $       0.07      $       0.17   $       0.61      $       0.39     $       0.96
   Notional weighted average basic ADSs
     outstanding (2)...........................      25,589,834        29,527,784     25,588,305        29,527,784       27,884,354
   Notional weighted average diluted ADSs
     outstanding (2)...........................      25,970,042        29,527,784     25,968,722        29,527,784       28,043,448

(1) The foreign currency exchange profit (loss) for the three and six months ended September 30, 2001 in these US Dollar Condensed Consolidated Financial Statements differs from the NZ Dollar Condensed Consolidated Financial Statements due to the correction in the NZ Dollar Condensed Consolidated Financial Statements of the previously disclosed mark to market error in the year ended March 31, 2001.


(2)  Assumes four outstanding ordinary shares are equal to one ADS


See accompanying notes to unaudited condensed consolidated financial statements

                FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED


      Unaudited Condensed Consolidated Statements of Financial Performance
              (in thousands of US Dollars, except per share data)


                                                       Three Months        Six Months            Six Months        Fiscal Year
                                                          Ended               Ended                Ended              Ended
                                                       September 30,       September 30,       September 30,         March 31,
                                                     ------------------   ----------------   -----------------   -----------------
Discontinued Operations                                     2002                2002               2001                2002
-----------------------                              ------------------   ----------------   -----------------   -----------------
     Operating revenue.............................            $     -            $     -            $154,072            $193,352
     Profit (loss) from discontinued operations
       before taxation (note 7)....................                  -                  -               6,181              (1,331)
     Taxation......................................                  -                  -              (2,165)             (4,574)
                                                     -----------------    ---------------    ----------------    ----------------
     Profit (loss) from discontinued operations
       after taxation                                          $     -            $     -              $4,016             $(5,905)
                                                     =================    ===============    ================    ================
Total Operations
----------------
     Operating revenue.............................            $23,722            $47,320            $196,162            $282,602
     Profit  before taxation.......................              2,743             23,932              23,437              39,037
     Taxation......................................             (1,021)            (8,107)             (7,873)            (18,128)
                                                     -----------------    ---------------    ----------------    ----------------
     Profit after taxation.........................            $ 1,722            $15,825            $ 15,564            $ 20,909
                                                     =================    ===============    ================    ================

See accompanying notes to unaudited condensed consolidated financial statements

                FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
      Unaudited Condensed Consolidated Statements of Financial Position
                         (in thousands of US Dollars)

                                                                            As of               As of           As of
                                                                        September 30,       September 30,     March 31,
                                                                             2002                2001           2002
                                                                        -------------       --------------    ---------
ASSETS
Current assets:
Cash and bank balances..........................................            $10,494           $  1,210         $32,315
Short-term investments..........................................             19,463                  -               -
Debtors and prepayments (note 3) ...............................             19,403             13,613          18,404
Inventories (note 4)............................................             10,472             11,407           8,470
Employee share ownership plans loans, current portion...........                741                605           1,061
Taxation........................................................                116              1,468           1,718
                                                                            -------            -------         -------
Current assets continuing operations............................             60,689             28,303          61,968
Current assets discontinued operations..........................                  -            165,246               -
                                                                            -------            -------         -------
     Total current assets.......................................             60,689            193,549          61,968
Long-term assets:
Fixed assets, net of accumulated depreciation of $9,667
  at September 30, 2002, $6,754 at September 30, 2001
  and $7,678 at March 31, 2002..................................             32,612             25,393          27,874
Patents and trademarks, net of accumulated amortization
  of $90 at September 30, 2002, $0 at September 30, 2001
  and $2 at March 31, 2002......................................                762                 16             741
Employee share ownership plans loans............................              1,524              2,782           1,651
Debtors and prepayments (note 3)................................                735                  -             172
Goodwill, net of accumulated amortization of $693 at
  September 30, 2002, $444 at September 30, 2001 and $566 at
  March 31, 2002................................................              1,116              1,125           1,133
Deferred taxation...............................................              1,712              2,164           1,379
Long-term assets discontinued operations........................                 --            160,554               -
                                                                            -------            -------         -------
     Total assets...............................................            $99,150           $385,583         $94,918
                                                                            =======            =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts.................................................            $   727           $    893         $   558
Trade creditors.................................................              3,992              2,537           3,688
Provisions......................................................              1,527             10,440           6,495
Taxation........................................................                712              1,000           1,029
Term borrowings, current portion................................              2,508              5,569           2,727
Other liabilities...............................................              3,416              4,888           3,910
                                                                            -------            -------         -------
Current liabilities continuing operations........................            12,882             25,327          18,407
Current liabilities discontinued operations.....................                  -            132,890               -
                                                                            -------            -------         -------
     Total current liabilities..................................             12,882            158,217          18,407
Long-term liabilities:
Provisions......................................................              2,355              3,420              75
Term borrowings.................................................                  -                  -             670
Long-term liabilities discontinued operations...................                  -             82,973               -
                                                                            -------            -------         -------
     Total liabilities..........................................             15,237            244,610          19,152
     Total shareholders' equity.................................             83,913            140,973          75,766
                                                                            -------            -------         -------
     Total liabilities and shareholders' equity.................            $99,150           $385,583         $94,918
                                                                            =======            =======         =======


See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
       Unaudited Condensed Consolidated Statements of Movements in Equity
                          (in thousands of US Dollars)


                                                                    Six Months             Six Months           Fiscal Year
                                                                      Ended                  Ended                 Ended
                                                                   September 30,         September 30,            March 31,
                                                                 ------------------   -------------------    -------------------
                                                                       2002                 2001                   2002
                                                                 ------------------   -------------------    -------------------
Shareholders' equity at the beginning of the period............           $75,766              $153,944               $153,944

Profit for the period..........................................            15,825                15,564                 20,909

Movement in currency translation reserve.......................             4,092                 2,286                  9,167
                                                                 ------------------   -------------------    -------------------
                                                                           19,917                17,850                 30,076
                                                                 ------------------   -------------------    -------------------
Issue of share capital.........................................                88                     -                 11,085

Increase in equity from disposition of unallocated shares......                 -                     -                    971

Repurchase of share capital....................................                 -                     -                (89,489)

Dividends......................................................           (11,858)              (30,821)               (30,821)
                                                                 ------------------   -------------------    -------------------
Shareholders' equity at the end of the period..................           $83,913              $140,973                $75,766
                                                                 ==================   ===================    ===================









See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
            Unaudited Condensed Consolidated Statements of Cash Flows
                          (in thousands of US Dollars)

                                                                                  Six Months       Six Months     Fiscal Year
                                                                                    Ended            Ended           Ended
                                                                                 September 30,   September 30,     March 31,
                                                                                 -------------  ---------------  --------------
                                                                                     2002             2001            2002
                                                                                 -------------  ---------------  --------------
Cash flows from operating activities:
Continuing operations
    Receipts from customers..................................................        $49,814          $42,447         $81,278
    Dividends received.......................................................              -               22              63
    Interest received........................................................            903                -             476
    Payments to suppliers and employees......................................        (30,928)         (31,904)        (55,825)
    Taxation paid............................................................         (6,408)          (2,336)        (10,365)
    Interest paid............................................................            (49)             (82)           (668)
                                                                                 -------------  ---------------  --------------
Net cash flow from operations from continuing operations.....................         13,332            8,147          14,959
Net cash flow from operations from discontinued operations...................              -            8,210          13,236
                                                                                 -------------  ---------------  --------------
         Net cash flow from operations.......................................         13,332           16,357          28,195
                                                                                 -------------  ---------------  --------------
Cash flows from (used in) investing activities:
Continuing operations
    Sale of fixed assets.....................................................             46               53              59
    Proceeds from the disposal of operations.................................              -                -         128,513
    Cash disposed of in divestment of Appliances and Finance businesses......              -                -          (4,025)
    Purchase of fixed assets.................................................         (4,681)          (2,271)         (5,494)
    Sale of short-term investments...........................................         17,571                -               -
    Purchase of short-term investments.......................................        (36,976)               -               -
                                                                                 -------------  ---------------  --------------
Net cash flow from (used in) investing activities from continuing operations.        (24,040)          (2,218)        119,053
Net cash flow (used in) investing activities from discontinued operations....              -           (2,095)         (2,404)
                                                                                 -------------  ---------------  --------------
    Net cash flow from (used in) investing activities........................        (24,040)          (4,313)        116,649
                                                                                 -------------  ---------------  --------------
Cash flows from (used in) financing activities:
Continuing operations
    Employee share purchase plans............................................            657              604           1,818
    Issue of share capital...................................................             88                -          10,870
    Repurchase of share capital..............................................              -                -         (88,183)
    New term borrowings......................................................          2,250            1,981           5,986
    Repayment of term borrowings.............................................         (3,253)               -          (6,141)
    Dividends paid...........................................................        (11,977)         (30,948)        (30,948)
    Supplementary dividends paid to overseas shareholders....................           (937)          (1,923)         (1,889)
                                                                                 -------------  ---------------  --------------
Net cash flow (used in) financing activities from continuing operations......        (13,172)         (30,286)       (108,487)
Net cash flow from (used in) financing activities from discontinued
    operations...............................................................              -            1,249          (6,986)
                                                                                 -------------  ---------------  --------------
         Net cash flow (used in) financing activities........................        (13,172)         (29,037)       (115,473)
                                                                                 -------------  ---------------  --------------
    Net increase (decrease) in cash..........................................        (23,880)         (16,993)         29,371
Opening cash.................................................................         31,757              687             687
Effect of foreign exchange rates.............................................          1,890              999           1,699
                                                                                 -------------  ---------------  --------------
Closing cash.................................................................          9,767          (15,307)         31,757
                                                                                 -------------  ---------------  --------------
Reconciliation of closing cash:
    Bank.....................................................................         10,494            1,527          32,315
    Bank overdrafts..........................................................           (727)          (6,862)           (558)
    Call borrowings..........................................................              -           (9,972)              -
                                                                                 -------------  ---------------  --------------
                                                                                      $9,767         $(15,307)        $31,757
                                                                                 =============  ===============  ==============

See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1.  ORGANIZATION AND BASIS OF PRESENTATION

Fisher & Paykel Healthcare Corporation Limited, formerly known as Fisher & Paykel Industries Limited, is a New Zealand company which was renamed as part of a reorganization in November 2001. As part of the reorganization, the Appliances and Finance businesses of Fisher & Paykel Industries Limited were spun off to shareholders and are shown in these financial statements as discontinued operations. The Healthcare business, which is the only remaining business of Fisher & Paykel Industries Limited, is shown in these financial statements as continuing operations.

Fisher & Paykel Healthcare Corporation Limited, and its subsidiaries ("the Company"), is a leading designer, manufacturer and markets of humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. We also offer an innovative range of patient warming devices and neonatal care products. The Company's headquarters and manufacturing operations are located in New Zealand. Other principal distribution and sales sites are located in the United States, the United Kingdom, Australia and Europe. Our products are sold in over 90 countries worldwide.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with NZ GAAP, and are presented in US Dollars. NZ GAAP differs in some respects from generally accepted accounting principles in the United States (US GAAP), as it relates to the Company. For a description of the differences between NZ GAAP and US GAAP applicable to continuing operations and the related effect on the financial statements see note 10. The accompanying unaudited condensed consolidated financial statements do not include all of the information and footnotes required by NZ GAAP and US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2003.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) BASIS OF CONSOLIDATION

        The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-company transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated Statement of Financial Performance from the date of acquisition or up to the date of disposal, respectively.

    (b) GOODWILL

        The excess of cost over the fair value of net assets of subsidiaries acquired is capitalized as goodwill and is amortized to the Statement of Financial Performance on a straight line basis over the lower of the period of expected benefit or ten years from the date of investment.

    (c) REVENUE RECOGNITION

        PRODUCTS

        Sales of products are recognized in accordance with the terms of sale when title has been transferred and the benefits of ownership and risk pass to the customer.

        INTEREST INCOME

        Interest income is accounted for as earned.

    (d) ADVERTISING AND SALES PROMOTION COSTS

        All advertising and sales promotion costs are expensed as incurred.

    (e) EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

        Diluted earnings per share is calculated by using the weighted average number of ordinary shares outstanding during each period, adjusted to include the potentially dilutive effect if securities or other contracts to issue ordinary shares were exercised or converted into shares.

    (f) SHORT-TERM INVESTMENTS

        Short-term investments are recorded at cost plus accrued interest.

    (g) EMPLOYEE SHARE OWNERSHIP AND OPTION PLANS

        The Company operates employee share ownership plans for employees. The initial purchase of shares by the schemes is funded by advances from the Company, the advances being recognized as assets in the Statement of Financial Position. No compensatory expense is recognized in the Statement of Financial Performance.

        The Company operates a share option plan for employees. Options become exercisable in three equal annual installments between years two and five. No compensatory expense is recognized in the Statement of Financial Performance.

        The Company also operates a share purchase plan for United States employees. The employees are able to purchase shares at a discount through the use of payroll deductions. No compensatory expense is recognized in the Statement of Financial Performance.

    (h) EMPLOYEE ENTITLEMENTS

        Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognized when they accrue to employees. The Company operates pension plans for employees. Contributions to the plans are expensed when made.

    (i) INVENTORIES

        Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. Cost includes all costs except finance, administration, research and development, selling and distribution overheads.

    (j) FIXED ASSETS

        Fixed Assets are recorded at cost. Depreciation expense is computed on a straightline basis over their estimated useful lives as follows:

                    Buildings                           50 years
                    Plant and Equipment                 3-15 years
                    Vehicles                            5 years
                    Tooling                             3-7 years
                    Software                            3-10 years

    (k) PATENTS

        The registration costs of new patents are capitalized and amortized over the estimated useful life of the patent, but not exceeding seven years from application. In the event of a patent being superseded, the unamortized costs are written off immediately.

    (l) FOREIGN CURRENCY

        The Company enters into foreign currency option contracts and forward foreign currency contracts in managing its foreign exchange risk.

        The purpose of the Company's foreign currency hedging activities is to protect the Company from exchange rate volatility with respect to functional currency (NZ Dollars) net cash movements resulting from the sales of products to foreign customers, and the purchase of raw materials in foreign currency from foreign and domestic suppliers. The Company enters into forward foreign currency contracts and foreign currency option contracts to hedge anticipated New Zealand based net sales/costs denominated principally in U.S. Dollars, Euros, British Pounds, and Australian Dollars.

        The terms of the foreign currency option contracts and forward foreign currency contracts generally do not exceed three years.

        As of April 1, 2001 the Company adopted Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, which standardizes the accounting for derivative instruments. The Company's hedging contracts have not been designated as accounting hedges under SFAS 133 because of the restrictive definitions and therefore are marked to market with the resulting gains and losses being recognized in earnings in the period of change.

        Unrealized gains or losses are recognized as incurred on the Statement of Financial Position as either other assets or provisions and are recorded within other income, net on the Statements of Financial Performance. Unrealized gains and losses on currency derivatives are determined based on dealer quoted prices.

        Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction.

        At period end, foreign monetary assets and liabilities are translated at the period end closing rates, and exchange variations arising from these transactions are included in the Statement of Financial Performance.

        Gains and losses and costs arising on foreign currency call options and forward foreign currency contracts that are effective as hedges of transactions are deferred until the date of such transactions at which time they are included in the determination of profit before taxation and separately reported as foreign currency exchange profit (loss). Those option or contract instruments that have not been designated as accounting hedges are marked to market with resulting gains and losses being recognized in earnings in the period. Refer also to note 8.

        For the purposes of these financial statements, the U.S. Dollar has been adopted as the reporting currency. The primary functional currency of the company is the NZ Dollar. The financial statements have been converted into U.S. Dollars using the translation method required to translate the financial statements of foreign subsidiaries, as detailed below.

        The financial statements of foreign subsidiaries are translated at the following exchange rates:

        -   the period end closing exchange rate for assets and liabilities; and

        - the average rate for revenue and expense transactions during the month.

        The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from those which were previously reported is reflected in the foreign currency translation reserve.

    (m) RESEARCH AND DEVELOPMENT

        Research and development expenditure is expensed as it is incurred. Development costs of product innovation as a process are, in the main, indistinguishable as to whether the benefits will be applied to current or future products.

    (n) TAXATION

        The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

        The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognized only to the extent that there is virtual certainty of recovery in subsequent periods.

    (o) WARRANTY

        Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred on warranty exposure. Warranty terms are 1 to 2 years parts or parts and labor.

    (p) IMPAIRMENT OF LONG-LIVED ASSETS

        Annually the directors assess the carrying value of assets considering them on a grouped basis determined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other Company assets. Where the estimated recoverable amount of the assets based upon the undiscounted future cash flows is less than its carrying amount, the assets are written down to assessed fair value.

    (q) STATEMENT OF CASH FLOWS

        The following are the definitions of the terms used in the Statement of Cash Flows:

        (i)   Cash comprises cash on hand and bank balances.

        (ii) Investing activities are those activities relating to the acquisition, holding and disposal of fixed assets, and investments.

        (iii) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Company. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

        (iv) Operating activities include all transactions and other events that are not investing or financing activities.

    (r) CHANGES IN ACCOUNTING POLICIES

        There have been no changes in accounting policies.

3. DEBTORS AND PREPAYMENTS

   Debtors and prepayments were comprised of the following at September 30, 2002 and 2001, and March 31, 2002 (in thousands of US Dollars):

                                                                 September 30,           September 30,              March 31,
                                                                     2002                    2001                     2002
                                                              ------------------      ------------------       ------------------
   Current:
   Trade debtors..........................................             $13,299                 $12,562                  $14,994
   Less allowance for doubtful accounts...................                (207)                   (173)                    (166)
                                                              ------------------      ------------------       ------------------
                                                                        13,092                  12,389                   14,828

   Other debtors and prepayments..........................               1,013                   1,224                    1,674
   Unrealized gain on foreign currency instruments........               5,298                       -                    1,902
                                                              ------------------      ------------------       ------------------
                                                                       $19,403                 $13,613                  $18,404
                                                              ==================      ==================       ==================
   Term:
   Unrealized gain on foreign currency instruments........                $735                      $-                     $172
                                                              ==================      ==================       ==================

4. INVENTORIES

   Inventories were comprised of the following at September 30, 2002 and 2001 and March 31, 2002 (in thousands of US Dollars):

                                                                 September 30,          September 30,               March 31,
                                                                     2002                   2001                      2002
                                                              ------------------      ------------------       ------------------
   Materials..............................................              $2,890                  $3,549                   $3,303
   Finished products......................................               8,181                   8,073                    5,960
   Provision for obsolescence.............................                (599)                   (215)                    (793)
                                                              ------------------      ------------------       ------------------
                                                                       $10,472                 $11,407                   $8,470
                                                              ==================      ==================       ==================

5. CASH FLOW RECONCILIATION

                                                                            Six Months          Six Months        Fiscal Year
                                                                               Ended               Ended              Ended
                                                                           September 30,       September 30,        March 31,
                                                                         ---------------     ---------------    --------------
                                                                               2002                2001               2002
                                                                         ---------------     ---------------    --------------
                                                                                      (in thousands of US Dollars)
   Profit from continuing operations after taxation......................       $15,825             $11,548           $26,814
   Add (deduct) non-cash items:
   Continuing operations
     Depreciation........................................................         1,594               1,095             2,517
     Amortization of patents and trademarks..............................            87                   -                 1
     Amortization of goodwill............................................            90                  80               160
     Accrued interest income.............................................             3                   -               (87)
     Movement in provisions..............................................           228                 130               111
     Movement in deferred tax/future tax benefit.........................          (333)               (746)               39
     Movement in working capital:
       Payables and accruals..............................................       (1,766)             (2,127)           (2,416)
       Debtors and prepayments............................................        3,132               1,152            (2,819)
       Inventory..........................................................       (2,002)             (4,044)           (1,107)
       Provision for taxation net of supplementary dividend paid..........        2,222               4,515             4,665
   Movement in unrealized revaluations of foreign currency instruments           (7,609)             (4,360)          (12,860)
   Foreign currency exchange translation..................................        1,861                 904               (59)
                                                                             ---------------     ---------------    --------------
Net cash flow from operations from continuing operations..................      $13,332              $8,147           $14,959
                                                                             ===============     ===============    ==============

6.  NON RECURRING ITEMS RELATING TO SPIN-OFF

During the fiscal year ended March 31, 2002, the Company incurred costs in relation to the spin-off of the Appliances and Finance businesses and the US share offering and listing on the NASDAQ.

These costs include non-recurring directors' costs (comprising additional remuneration to non-executive directors for extensive work undertaken in connection with the spin-off, retirement benefits as provided for by the Company's constitution to non-executive directors upon retirement from the Company's board, and insurance costs) and non-recurring offering and listing expenses.

These costs will not be incurred on an ongoing basis, but have been included in profit from continuing operations as they do not qualify as costs relating to the discontinued operations.

7.  LOSS ON DISPOSAL OF APPLIANCES AND FINANCE BUSINESSES

During the fiscal year ended March 31, 2002, as part of the reorganization, the Company incurred a loss in connection with the spin-off of the Appliances and Finance businesses of $11,795,000. The loss is partially offset by operating profit from discontinued operations for the fiscal year ended March 31, 2002. The net loss is included in the loss from discontinued operations before taxation in the Statement of Financial Performance.

8.  FINANCIAL INSTRUMENTS

Notional principal of forward foreign currency contracts and foreign currency option contracts amounts outstanding were as follows:


                                                                              As of                As of                As of
                                                                          September 30,        September 30,           March 31,
                                                                         -----------------    -----------------    ----------------
                                                                               2002                 2001                 2002
                                                                                        (in thousands of US Dollars)
Purchase commitments forward foreign currency contracts...............          $122                   $-                  $-
Sale commitments forward foreign currency contracts...................       107,898                3,131              37,757
Put foreign currency option contracts purchased.......................       112,392               66,318             102,907
Call foreign currency option contracts sold...........................             -               54,466              39,702

-------------------

The forward foreign currency contracts mature at various dates prior to June 30, 2005.

The foreign currency option contracts mature at various dates prior to December 31, 2003.

9.  CONTINGENCIES

Periodically we are party to litigation including product liability and patent claims.

On August 27, 2002, ResMed Inc. filed a lawsuit in the Federal District Court in San Diego against Fisher & Paykel Healthcare. The ResMed complaint seeks a judgement that selected Fisher & Paykel Healthcare mask products infringe patents held by ResMed. The complaint further charges Fisher & Paykel Healthcare with the copying of ResMed proprietary mask technology, and alleges trade dress and common law violations relating to the appearance of ResMed mask products.

On August 29, 2002, the Company refuted claims that the Company's Aclaim masks infringe patents and other intellectual property rights held by ResMed Inc. The Company has taken legal advice on the suit and believes that ResMed's claim against the Company is without merit and, if required, will defend the suit.

The Directors of Fisher & Paykel Healthcare cannot reasonably estimate the adverse effect (if any) on the company's Obstructive Sleep Apnea (OSA) business of ResMed's claim. If any of the claims are ultimately resolved against the Company's interests, there can be no assurance that such litigation will not have a material adverse effect on the Company's OSA business, financial condition or results of operations.

10. US GAAP RECONCILIATION

The Company prepares its financial statements in accordance with NZ GAAP. NZ GAAP differs in certain respects from US GAAP as it relates to the Company. These differences, and the effect of the adjustments necessary to present the Company's unaudited profit from continuing operations after taxation and shareholders' equity from continuing operations in accordance with US GAAP as of September 30, 2002 and the three and six months then ended are detailed below.


                                    EARNINGS

                                                                         Three Months                  Six Months
                                                                            Ended                        Ended
                                                                         September 30,                September 30,
                                                                    -----------------------     -------------------------
                                                                             2002                         2002
                                                                    -----------------------------------------------------
(Unaudited)                                                          (in thousands of US Dollars, except per share data)
                                                                    -----------------------------------------------------

Profit from continuing operations in accordance with NZ GAAP                       $1,722                       $15,825
US GAAP adjustments:
    (a)  Stock compensation.......................................                    (21)                          (25)
    (b)  Capitalization and amortization of interest relating to
          fixed assets............................................                     (9)                          (17)
    (c)  Pension expense..........................................                      -                          (624)
    (d)  Amortization of goodwill.................................                     49                            93
    (f)  Deferred income tax......................................                      3                           212
                                                                    -----------------------     -------------------------
Total US  GAAP adjustments on continuing operations...............                     22                          (361)
                                                                    -----------------------     -------------------------
Profit from continuing operations in accordance with US  GAAP.....                 $1,744                       $15,464
                                                                    =======================     =========================

    Basic earnings from continuing operations per share...........                  $0.02                         $0.15
    Diluted earnings from continuing operations per share.........                  $0.02                         $0.15
    Weighted average basic shares outstanding.....................            102,359,335                   102,353,221
    Weighted average diluted shares outstanding...................            103,880,168                   103,874,888
    Basic earnings from continuing operations per ADS (1).........                  $0.07                         $0.60
    Diluted earnings from continuing operations per ADS (1).......                  $0.07                         $0.60
    Notional weighted average basic ADSs outstanding (1)..........             25,589,834                    25,588,305
    Notional weighted average diluted ADSs outstanding (1)........             25,970,042                    25,968,722

--------------------

(1)  Assumes four outstanding ordinary shares are equal to one ADS.

                                     EQUITY

                                                                                            As of September 30,
                                                                                                   2002
                                                                                          -----------------------
(Unaudited)                                                                                (in thousands of US
                                                                                                Dollars)

Shareholders' equity in accordance with NZ GAAP.......................................                  $83,913
US GAAP adjustments:
    (b)  Capitalization and amortization of interest relating to fixed assets.........                      491
    (d)  Amortization of goodwill.....................................................                       93
    (e)  Employee Share Ownership Plans loans........................................                    (2,252)
    (f)  Deferred income tax..........................................................                      (42)
                                                                                          -----------------------
Total US GAAP adjustments to shareholders' equity related to continuing operations....                   (1,710)
Cumulative translation adjustment on US GAAP adjustments..............................                     (162)
                                                                                          -----------------------
Shareholders' equity related to continuing operations in accordance with US GAAP......                  $82,041
                                                                                          =======================


(a)     STOCK COMPENSATION

        The Company issues ordinary shares to employees and executives under its share purchase plans. Ordinary shares are granted at a discount to market value using non-interest bearing or low interest bearing loans and vest over either a three or eight year period. The Company has elected to account for the plans in accordance with "Accounting for Stock Issued to Employees" (APB 25) for US GAAP purposes. Under APB 25, the discount on the shares awarded to employees should be recognized as compensation expense over the period to which the employees' service relates. Compensation cost for ordinary shares granted before January 18, 2001 is measured as the difference between the market price of the shares at the grant date and the price paid by the employee. Compensation cost for ordinary shares granted under the plans on or after January 18, 2001 is measured as the difference between the market price of the shares at each statement of financial position date, through the date the loan is repaid by the employee, and the price paid by the employee, in accordance with EITF 00-23 Issues Related to the Accounting for Stock Compensation Under APB 25 and FIN 44. Under NZ GAAP, no compensation costs are recognized in the financial statements for shares granted to employees. The reconciliation to group profit from continuing operations in accordance with US GAAP for the three and six months ended September 30, 2002 includes compensation expense of US$21,000 and US$25,000, respectively, as a result of these differences.

(b)     CAPITALIZATION AND AMORTIZATION OF INTEREST RELATING TO FIXED ASSETS

        Under US GAAP, interest costs are capitalized as part of the cost of acquiring an asset over the period required to prepare the asset for its intended use. Through March 31, 2000, the Company did not capitalize interest costs to fixed assets for NZ GAAP purposes. Effective April 1, 2000, the Company changed its accounting policy to capitalize interest on assets under construction. The reconciliation includes adjustments to reflect the capitalization of interest on fixed assets for periods prior to April 1, 2000 and the amortization of such capitalized interest.

(c)     PENSION EXPENSE

        Under NZ GAAP, pension expense is recognized at the time contributions are made to the pension plan. Under US GAAP, SFAS 87 "Employers' Accounting for Pensions" requires pension expense to be recognized on an accrual basis over the estimated service period of the employees. Pension expense is determined using actuarial assumptions and includes service costs, interest costs and expected return on plan assets. The difference between the cumulative pension expense recognized in prior periods and the contributions made by the Company is reflected as either a prepaid asset or liability in the Statement of Financial Position. For US GAAP purposes, the company adopted the provisions of SFAS 87 effective April 1, 1999, the beginning of the first period for which US GAAP financial information has been prepared. It was not feasible for the Company to adopt SFAS 87 at April 1, 1989, the standard's effective date for the Company. On April 1, 1999, the Company recognized a transition asset of $0.9 million with a corresponding adjustment to shareholders' equity. The remaining unrecognized transition asset will be recognized during the next five years.

        In August 2001, the Company amended the existing defined benefit pension plan to offer employees the option to transfer from the defined benefit pension plan to a defined contribution option. Under US GAAP, this qualifies as a curtailment. A curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services. SFAS 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" requires the pro-rata recognition of previously unrecognized net gains or losses, prior service costs, and transition amounts when part of a defined benefit plan is curtailed. Accordingly, a pro-rata portion of the previously unrecognized net loss and transition asset amounting to US$0.1 million in the aggregate has been recognized for those employees selecting the defined contribution option.

        On April 1, 2002, the Company adopted a defined contribution plan for all employees. As a result, the assets of the defined benefit plan were transferred to form the opening balances of the defined contribution plan. Consistent with the paragraph above, the change to a defined contribution plan constitutes a curtailment and as such requires the recognition of previously unrecognised net gains and losses, prior service costs, and transition amounts. The net assets were then transferred to the defined contribution plan.

        The reconciliation for the six months ended September 30, 2002 includes adjustments to recognize the effects of the plan curtailment and the transfer of assets to a defined contribution plan in accordance with US GAAP. For the three months ended September 30, 2002 and in all future periods pension expense will be equal to the Company's contributions on an accrual basis, under both NZ GAAP and US GAAP.

(d)     AMORTIZATION OF GOODWILL

        In accordance with SFAS No 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually at a level of reporting unit. The impairment loss, if any, is measured as the excess of the carrying amount of a reporting unit's goodwill and intangible assets with indefinite lives over their respective implied fair value. Intangible assets with finite lives will continue to be amortized under SFAS 142, but the amortization period will no longer be limited to forty years. The provisions of SFAS 142 are required to be applied as of April 1, 2002. Under NZ GAAP, goodwill is amortized over a period not to exceed twenty years. The Company has performed an impairment test of its goodwill as of April 1, 2002 resulting in no impairment of the carrying value of US$1,254. The reconciliation includes an adjustment to reverse the amortization expense recorded under NZ GAAP in the three and six months ended September 30, 2002.

(e)     EMPLOYEE SHARE OWNERSHIP PLANS LOANS

        Under NZ GAAP, loans to employees and executives to purchase shares under the employee share ownership plans are recorded as assets in the statement of financial position. Under US GAAP, loans provided to purchase a company's own shares are recorded as part of shareholders' equity. The reconciliation includes an adjustment to reclassify the loans to shareholders' equity.

(f)     DEFERRED INCOME TAXES

        Under the Company's accounting policies, tax assets, to the extent they exceed related deferred tax liabilities, are not recognized unless recovery is considered certain and expected. This criteria is more stringent than SFAS 109 "Accounting for Income Taxes". Other than the tax impact of the GAAP differences noted, there are no other adjustments for income taxes included in the reconciliation of unaudited profit from continuing operations after taxation.

(g)     NEW ACCOUNTING PRONOUNCEMENTS

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have an impact on the consolidated financial statements.

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND FINANCIAL PERFORMANCE OF CONTINUING OPERATIONS

OPERATING REVENUE

Operating revenue from continuing operations consists of revenue from sales of our respiratory humidification, OSA and patient warming and neonatal care products, as well as sales of distributed products. Our operating revenue from continuing operations increased by approximately 16% to $23.722 million for the three months ended September 30, 2002 from $20.434 million for the three months ended September 30, 2001. Operating revenue from core products increased by approximately 20% to $22.613 million for the three months ended September 30, 2002 from $18.836 million for the three months ended September 30, 2001.

The following table sets forth our sales by product group for the three months ended September 30, 2002 and 2001:

                                                                        Three Months Ended
                                                                          September 30,
                                                                ------------------------------------
                                                                                                             Percentage
                                                                       2002               2001                Variation
                                                                -----------------    ---------------    --------------------
                                                                   (in millions of US Dollars)
PRODUCT GROUP:
Respiratory humidification products.........................            $11.734            $10.745                      +9%
OSA products...............................................               9.473              6.772                     +40%
Patient warming and neonatal care products..................              1.406              1.319                      +7%
                                                                -----------------    ---------------
    Core products sub-total.................................            $22.613            $18.836                     +20%
Distributed products........................................              1.109              1.598                     -31%
                                                                -----------------    ---------------
    Total...................................................            $23.722            $20.434                     +16%
                                                                =================    ===============

Sales of respiratory humidification products increased by approximately 9% in the three months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of respiratory humidification products have increased by approximately 6% from sales in the comparable period in the prior year. Sales growth was driven by both humidifier system consumables and hardware. Single-use heated adult and neonatal breathing circuits continued to gain market share.

Sales of OSA products increased by approximately 40% in the three months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of OSA products have increased by approximately 38% from sales in the comparable period in the prior year. Strong acceptance of the new integrated flow generator-humidifier continued during the quarter boosting sales volume for this product. Good growth was also achieved for stand alone humidifiers and mask products.

Sales of patient warming and neonatal care products increased by approximately 7% in the three months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of patient warming and neonatal care products have increased by approximately 3% from sales in the comparable period in the prior year.

Sales of distributed products decreased by approximately 31% in the three months ended September 30, 2002 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

The following table sets forth our sales by product group for the six months ended September 30, 2002 and 2001:

                                                                         Six Months Ended
                                                                           September 30,
                                                                ------------------------------------
                                                                                                             Percentage
                                                                       2002               2001                Variation
                                                                -----------------    ---------------    --------------------
                                                                   (in millions of US Dollars)
PRODUCT GROUP:
Respiratory humidification products.........................            $23.431            $22.012                      +6%
OSA products...............................................              18.917             14.774                     +28%
Patient warming and neonatal care products..................              2.709              2.379                     +14%
                                                                -----------------    ---------------
    Core products sub-total.................................            $45.057            $39.165                     +15%
Distributed products........................................              2.263              2.925                     -23%
                                                                -----------------    ---------------
    Total...................................................            $47.320            $42.090                     +12%
                                                                =================    ===============

Sales of respiratory humidification products increased by approximately 6% in the six months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of respiratory humidification products have increased by approximately 4% from sales in the comparable period in the prior year. Sales volume growth of adult breathing circuits and single use chambers was the main reason for the increased sales level.

Sales of OSA products increased by approximately 28% in the six months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of OSA products have increased by approximately 26% from sales in the comparable period in the prior year. OSA integrated flow generator-humidifier sales volume increased significantly in the six months ended September 30, 2002 from sales in the comparable period in the prior year. This volume growth has been partially offset by price reductions on our OSA humidifiers and integrated flow generator-humidifiers.

Sales of patient warming and neonatal care products increased by approximately 14% in the six months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of patient warming and neonatal care products have increased by approximately 11% from sales in the comparable period in the prior year.

Sales of distributed products decreased by approximately 23% in the six months ended September 30, 2002 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

Our products are sold in over 90 countries worldwide. The following table sets forth operating revenue from continuing operations for each of our primary geographic markets for the three and six months ended September 30, 2002 and 2001:

                                             Three Months                                  Six Months
                                                Ended                                        Ended
                                             September 30,                               September 30,
                              ---------------------------------------------------------------------------------------
                                     2002                   2001                  2002                  2001
                              --------------------    ------------------     ----------------     -------------------
                                      (in millions of US Dollars)                   (in millions of US Dollars)
North America...............             $11.457                $9.493              $23.185                 $19.873
Europe......................               6.737                 5.669               12.776                  11.720
Asia Pacific................               4.728                 4.597                9.799                   9.129
Other.......................               0.800                 0.675                1.560                   1.368
                              --------------------    ------------------     ----------------     -------------------
        Total...............             $23.722               $20.434              $47.320                 $42.090
                              ====================    ==================     ================     ===================

GROSS PROFIT

Our gross profit increased to $15.937 million, or approximately 67% of sales, in the three months ended September 30, 2002 from $14.625 million, or approximately 72% of sales, in the three months ended September 30, 2001. Gross profit increased due to the increase in sales volume for the period.

Our gross profit increased to $32.131 million, or approximately 68% of sales, in the six months ended September 30, 2002 from $30.398 million, or approximately 72% of sales, in the six months ended September 30, 2001.

Gross margin percentage for the three and six months ended September 30, 2002 was below gross margin percentage for the three and six months ended September 30, 2001 due primarily to the significant strengthening in the value of the NZ Dollar when compared to other currencies in which we sell, primarily the US Dollar.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by approximately 8% to $6.443 million in the three months ended September 30, 2002 from $5.965 million in the three months ended September 30, 2001. This increase was primarily attributable to our New Zealand costs being translated into U.S. Dollars at rates of exchange that are unfavourable when compared to the comparable period in the prior year, and also by a modest increase in personnel and related expenses to support our current and anticipated volume growth.

Excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 1% in the three months ended September 30, 2002.

Selling, general and administrative expenses increased by approximately 10% to $12.797 million in the six months ended September 30, 2002 from $11.642 million in the six months ended September 30, 2001.

Excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 4% in the six months ended September 30, 2002.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by approximately 36% to $1.428 million in the three months ended September 30, 2002 from $1.051 million in the three months ended September 30, 2001. Research and development expenses increased by approximately 27% to $2.645 million in the six months ended September 30, 2002 from $2.075 million in the six months ended September 30, 2001.

Excluding the effects of currency translations, research and development expenses increased by approximately 21% in the three months ended September 30, 2002. The increase was attributable to increases in patent expenses and labour costs, in connection with the expansion of our product development activities. Research and development expenses represented approximately 6.0% and 5.6% of operating revenue for the three and six months ended September 30, 2002, respectively, compared to 5.1% and 4.9% for the three and six months ended September 30, 2001, respectively.

OTHER INCOME (EXPENSES), NET

Other expenses, net, increased for the three months ended September 30, 2002 to $5.323 million from $0.314 million, for the three months ended
September 30, 2001. The increase in other expenses, net, over the three month period primarily reflects foreign currency exchange losses offset by increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense.

Other income, net, increased for the six months ended September 30, 2002 to $7.243 million from $0.575 million for the six months ended September 30, 2001. The increase in other income, net, over the six month period primarily reflects foreign currency exchange gains and increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense.

Foreign currency exchange profit (loss) now reflects transactions resulting from our new hedging policy. Under this hedging policy, we currently enter into a mix of foreign currency exchange contracts and foreign currency exchange options up to 100% of our anticipated net foreign currency exposure of the New Zealand manufacturing and sales operation for year one. With respect to periods beyond one year, we also use a mix of contracts and options up to 75% of our net exposure for years two and three, and for years four and five up to 25% of our net exposure with options only.

TAXATION

Taxation expense decreased to $1.021 million in the three months ended September 30, 2002 from $2.415 million in the three months ended September 30, 2001. The decrease was primarily attributable to the net movement in the foreign currency exchange results between the two periods.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2002, we had $29.957 million in cash and short-term investments and $3.235 million of borrowings. Short-term investments comprises highly liquid commercial paper. All our borrowings are held outside New Zealand and denominated in currencies other than the NZ Dollar. We have in place credit facilities that permit us to borrow up to a total of the equivalent of approximately $24.208 million, denominated primarily in NZ Dollars and US Dollars, each for a term of 12 months, renewable annually.

Net cash generated from operating activities totaled $13.332 million for the six months ended September 30, 2002. The amount of cash that we generated was reduced by approximately $1.348 million, as we received our US Dollar receipts into New Zealand at unfavourable foreign currency exchange rates when compared to the transaction rates during the period. This reduction was caused when delivering the US Dollars against the previously disclosed unfavourable forward currency contracts. The net reduction in cash generated on all forward currency contracts was $0.411 million.

The Company's capital expenditures totaled $4.681 million for the six months ended September 30, 2002. The majority of expenditures related to the purchase of production tooling and equipment, computer equipment and software, patents and facility extension costs. We are expanding our facility by approximately 66,000 square feet to accommodate our anticipated growth. Approximately $3.512 million has been spent on construction in the six months ended September 30, 2002. We estimate the total cost of the project, which we expect to be completed by January 2003, to be approximately $6.100 million, and we expect to fund this expansion from our operating cash flow. A total of $4.524 million has been spent on the facility extension project to date.

Net cash used in financing activities was $13.172 million for the six months ended September 30, 2002. The payment of our final dividend for the prior financial year and the repayment of borrowings were the main reasons for the significant outflow of funds.

Our decision to mark to market foreign currency instruments because of the restrictive definitions of accounting hedges under SFAS 133 has resulted in earnings volatility and may result in future earnings volatility.

SIGNIFICANT ACCOUNTING ESTIMATES

Certain of our accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

- Warranty - Our warranty provision is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty reserve is adequate and

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    that the judgement applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

- Foreign currency instrument provisions - In accordance with our foreign currency accounting policy we revalue at each period end all our foreign currency instruments. These revaluations are conducted by an independent third party and are based on assumptions regarding spot rates, forward points and currency volatilities at the period end. If actual market conditions differ from those assumptions significantly different results may be realized on these instruments.

- Valuation of long-lived assets - We periodically review the carrying value of our long-lived assets and investments for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

3.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RISKS

We are exposed to foreign currency exchange rate risks as a result of our importing and exporting activities and from the activities of our foreign subsidiaries. Our primary functional currency is the NZ Dollar. Our reporting currency is the US Dollar. As a result, we are exposed to risk from changes in foreign currency exchange rates against the NZ Dollar and from changes to the foreign exchange rate between the NZ Dollar and the US Dollar. We have entered into foreign currency forward exchange contracts and foreign currency option contracts to hedge against current and anticipated future foreign currency trade cash flows.

CREDIT RISKS

In the normal course of business we incur credit risk from trade debtors, which we manage with our credit policy. We monitor this exposure on a regular basis. Our credit risk from our trade debtors is limited due to the number and broad geographic spread of our trade debtors.

In the course of our treasury activities we incur credit risk from foreign currency and investment counterparties, which we manage with our treasury policy. We monitor this exposure on a regular basis. Our credit risk from our treasury activities is limited due to the number of counterparties we use and the high credit ratings of our counterparties.


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